SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                            (Name of Subject Company)

                    Capital Realty Investors Ltd Partnership

                   A District of Columbia limited partnership

                             at $75.00 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.

                                    Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

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         Transaction Valuation*                           Amount of Filing Fee
                $371,475                                         $74.30
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,953 Units at a purchase price of $75.00 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    $74.30       Filing      Equity Resource
         Form of Registration No.:  Schedule TO  Party:      Lexington Fund
                                                             Limited Partnership

                                                 Date Filed: September 20,2001
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

                                 FINAL AMENDMENT

         This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") with the Securities and Exchange Commission on September 20, 2001, reports the final results of the offer by the Purchaser to purchase 4,953 units (the "Units") of limited partnership interests in Capital Realty Investors Ltd Partnership, a District of Columbia limited partnership (the "Partnership"), at $75.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after September 20, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership.

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 Midnight, Eastern Time, on November 2, 2001. Pursuant to the Offer, the Purchaser has accepted an aggregate of 689 Units at a price of $75 per Unit, less the $100 transfer fee, for an aggregate amount of $46,075.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 24, 2002       Equity Resource Lexington Fund Limited Partnership,
                                    a Massachusetts limited partnership

                                    By:  /s/    Eggert Dagbjartsson
                                         -------------------------------
                                                Eggert Dagbjartsson
                                                General Partner

                                    Equity Resources Group, Inc.
                                    A Massachusetts Corporation

                                    By:  /s/    Eggert Dagbjartsson
                                         -------------------------------
                                                Eggert Dagbjartsson
                                                Executive Vice President

                                    Eggert Dagbjartsson

                                    By:  /s/    Eggert Dagbjartsson
                                         -------------------------------
                                                Eggert Dagbjartsson
                                                Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                           Description
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(a)(1) -             Offer to Purchase, dated September 20, 2001*
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(a)(2) -             Transmittal letter, dated September 20, 2001*
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(a)(3) -             Agreement of Sale*
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(a)(4)               Summary Advertisement*
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(a)(5)--             Not applicable.
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(b) -                Not applicable.
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(c) -                Not applicable.
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(d)                  Not applicable
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(e) -                Not applicable.
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(f) -                Not applicable.
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(g)                  Not applicable
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(h)                  Not applicable.
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* Previously filed